Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for Compton Petroleum Corporation (“Compton” or the “Corporation”) should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2011 as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2010. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.

The audited consolidated financial statements and comparative information have been prepared in accordance with International Financial Reporting Standard (“IFRS”) 1, “First-time Adoption of International Financial Reporting Standards”. Previously, the Corporation prepared its audited annual consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Previous GAAP”).

This document contains non-GAAP Financial Measures that do not have any standardized meaning as prescribed under IFRS or Previous GAAP; see “Advisories” for definitions.

Further information regarding Compton, including the Annual Information Form for the year ended December 31, 2011 can be accessed under the Corporation’s public filings at www.sedar.com, EDGAR at www.sec.gov, and on the Corporation’s website at www.comptonpetroleum.com.

Amounts presented in this MD&A are stated in thousands (000’s) of dollars except per share and boe amounts, unless otherwise stated. This document is dated as at March 7, 2012.

I.	COMPTON’S BUSINESS

Compton is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of the Corporation’s operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

Compton’s production focus has been on developing its high-return, liquids-rich natural gas areas of the Rock Creek Formation at its Niton property and exploring the crude oil potential of the property’s Wilrich and Notikewin Formations.

Compton’s emerging oil plays target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands. The successful development of these areas is expected to provide growth in oil production and reserves, further augmenting the Corporation’s large natural gas reserves that can be capitalized on when natural gas prices recover.

Compton will create value by providing appropriate investment returns for shareholders through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 1

II.	RESULTS FROM CORPORATE STRATEGY

Management’s strategy throughout 2011 has been to strengthen its capital structure and improve operating efficiencies to better position the Corporation within a low natural gas price environment. Results for 2011 include:

•	Achieved average daily production of 13,347 boe/d;

•	Reduced costs by a combined $27.9 million or 38% from 2010:

o	Administrative costs decreased by 32% or $7.3 million; and

o	Interest and finance charges decreased by 41% or $20.6 million;

•	Achieved 100% success on the 13 wells drilled or participated in during 2011;

•	Achieved continued drilling success in the Rock Creek Formation at the Niton property:

o	Average production rates of wells drilled continued to improve during 2011 with the most recent well drilled achieving an initial test production rate of 4.0 mmcf/d of liquids-rich natural gas; and

o	A second well had initial production rates of 1.4 mmcf/d of gas plus 250 to 300 bbls/d of oil. The well is currently producing at approximately 800 mcf/d of gas plus 65 bbls/d of oil;

•	Advanced exploration of other prospective up-hole zones at Niton to further evaluate the area’s potential:

o	During the third quarter of 2011, a non-operated Wilrich horizontal well was tied-in and is currently on production at approximately 2.9 mmcf/d and 20 bbl/mmcf of liquids; and

o	Drilled two additional wells late in 2011 to define the potential of the Notikewin and Wilrich Formations, respectively, in the Niton area. These wells are currently awaiting completion, however, initial results are encouraging;

•	Initiated development of emerging oil prospects in the Southern Plains’ Ellerslie, Mannville and Big Valley Formations;

o	An Ellerslie well was drilled in the first quarter to evaluate oil potential. The well currently produces approximately 500 mcf/d of natural gas and 30 bbls/d of oil. Future optimization of completion methods is expected to yield improved production levels;

o	Drilled two vertical oil wells late in 2011: one in the Basal Quartz and the second in the Ellerslie Formation. These wells are expected to be put on production late in the first and second quarters of 2012, respectively;

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 2

•	Completed the acquisition of 25 net sections of land in the Southern Plains area, prospective for the Big Valley/Bakken oil Formation;

o	Compton now has a total of 49 net sections of land in the area and has secured all the prospective land holdings for developing the new play. Assuming initial success of exploratory drilling, the play has the potential to expand into approximately 90 well locations;

•	Completed minor asset sales totalling $26.2 million from holdings in the Niton and Centron properties;

•	Completed a farmout and joint venture agreement on the Montana Bakken property. The joint venture partner has committed to complete a work program at a minimum cost of $2.0 million on or before July 31, 2012, and the drilling of a test well on or before December 31, 2012; and

•	Completed the Recapitalization plan of arrangement (the “Recapitalization”), reducing the Corporation’s net debt by 64% to $161.0 million from December 31, 2010 (net debt includes MPP Term Financing; see Section IV “Liquidity and Capital Resources – Capital Structure”).

III.	RESULTS OF OPERATIONS

	2011	2010

Average Production (boe/d)	13,347	17,402

Capital Investment[2,3]	$50,469	$60,956

Cash Flow [1,2]	$42,497	$46,715
Per share - basic	$4.42	$35.44
- diluted	$3.22	$32.85

Operating loss[1,2]	$(3,444)	$(61,560)

Net earnings (loss)	$17,279	$(537,625)
Per share - basic	$1.80	$(407.91)
- diluted	$1.47	$(407.91)

Revenue	$141,996	$186,250

Field netback (per boe) [1,2]	$18.79	$19.49

(1)	Cash flow, operating loss and field netback are non-GAAP measures that are defined in this document

(2)	Prior periods have been revised to conform to current period presentation

(3)	Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 3

CASH FLOW

Cash flow is considered a non-GAAP measure; it is commonly used in the oil and gas industry and is used by Compton to assist Management and investors in measuring the Corporation’s ability to finance capital programs and repay its debt. Cash flow should not be considered an alternative to, nor more meaningful than, cash provided by operating, investing and financing activities or net earnings (loss) as determined in accordance with IFRS, in assessing the Corporation’s performance or liquidity. The following schedule sets out the reconciliation of cash flow from operations to cash flow.

	2011	2010

Cash flow from operating activities	$36,381	$31,060
Add: Strategic review and restructuring costs	-	5,037
Less: change in non-cash working capital	(6,116)	(10,618)
Cash flow	$42,497	$46,715

Cash flow for the year ended December 31, 2011 was $42.5 million, a decrease of approximately $4.2 million compared to 2010. The decrease in cash flow during the year was a result of:

•	lower average realized natural gas prices, excluding financial hedges, which decreased 12% to $3.92 per mcf compared to $4.43 per mcf in 2010;

•	a 24% decline in natural gas production volumes to 67 mmcf/d from 88 mmcf/d in 2010, resulting from the impact of asset sales, normal production declines, and a reduced level of capital expenditures; and

•	a 22% decline in liquids production volumes to 2,191 bbls/d from 2,791 bbls/d in 2010, resulting from the impact of asset sales, normal production declines, and a reduced level of capital expenditures.

These factors were partially offset by:

•	higher average realized liquids prices, which increased 22% to $80.39 per bbl compared to $65.71 per bbl in 2010;

•	a decline in interest and finance charges of $20.6 million as a result of reduced debt levels compared to 2010, including the impact of the extinguishment of Senior Term Notes and lower interest rates under the renewed credit facility;

•	a decline in administrative costs of $7.3 million in 2011, resulting from a continued corporate focus on cost reduction;

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 4

•	a decline in transportation and operating costs of $6.4 million resulting from reduced production volumes and ongoing efforts to reduce costs; and

•	realized risk management gains of $13.6 million compared to $12.0 million in 2010.

Cash flow for the three months ended December 31, 2011 was $12.4 million, a decrease of approximately $2.5 million compared to 2010. The decrease in cash flow during the fourth quarter was a result of:

•	lower average realized natural gas prices, excluding financial hedges, which decreased 8% to $3.53 per mcf compared to $3.87 per mcf in 2010;

•	a 15% decline in natural gas production volumes to 64 mmcf/d from 75 mmcf/d in 2010, resulting from the impact of asset sales, normal production declines, and a reduced level of capital expenditures; and

•	a 9% decline in liquids production volumes to 2,126 bbls/d from 2,411 bbls/d in 2010, resulting from the impact of asset sales, normal production declines, and a reduced level of capital expenditures.

These factors were partially offset by:

•	higher average realized liquids prices, which increased 29% to $88.31 per bbl compared to $69.30 per bbl in 2010;

•	a decline in interest and finance charges of $6.7 million as a result of reduced debt levels compared to 2010, including the impact of the extinguishment of Senior Term Notes and lower interest rates under the renewed credit facility;

•	a decline in administrative costs of $1.8 million in 2011, resulting from a continued focus on cost reduction; and

•	a decline in transportation and operating costs of $1.5 million, resulting from reduced production volumes and ongoing efforts to reduce costs.

NET EARNINGS (LOSS)

Net earnings for the year ended 2011 was $17.3 million, an improvement of $554.9 million when compared to the $537.6 million net loss in the same period for 2010. In addition to the factors that impacted cash flow, 2011 net earnings were affected by:

•	an impairment expense of $1.6 million compared to $695.4 million in 2010;

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 5

•	a net gain on the extinguishment of the Senior Term Notes of $55.2 million;

•	lower depletion and depreciation expense of $58.1 million compared to $89.4 million in 2010; and

•	a non-cash share based compensation recovery of $1.2 million in 2011 arising from the surrender of all outstanding stock options in conjunction with the Recapitalization, compared to an expense of $3.1 million in 2010 as a result of the 2010 recapitalization.

These factors were partially offset by:

•	an increase in exploration and evaluation expense to $21.0 million compared to $2.1 million in 2010, relating to costs associated with exploratory wells drilled prior to 2010 determined to be uneconomic, and the expiry of undeveloped lands;

•	a deferred tax expense of $10.1 million, compared to a recovery of $179.3 million in 2010, associated with impairments recognized on development and production assets in 2010;

•	a decline in unrealized foreign exchange and other gains of $19.4 million from 2010, further to the strengthening of the Canadian dollar year over year and the reduction of outstanding Senior Term Notes; and

•	an unrealized risk management loss of $4.4 million compared to a gain of $9.2 million in 2010, following the expiry of several hedging positions in 2011.

Net loss for the three months ended December 31, 2011 was $6.8 million, an improvement of $433.2 million when compared to the $440.0 million net loss in the same period for 2010. In addition to the factors that impacted cash flow, fourth quarter net loss was affected by:

•	an impairment expense of $2.0 million compared to $577.7 million in 2010;

•	lower depletion and depreciation expense of $13.8 million compared to $26.0 million in 2010;

•	an unrealized risk management loss of $1.5 million compared to $6.2 million in 2010, following the expiry of several hedging positions; and

•	the elimination of exploration and evaluation expense in 2011 compared to $1.4 million in 2010, relating to costs associated with exploratory wells drilled prior to 2010 determined to be uneconomic, and the expiry of undeveloped lands.

These factors were partially offset by:

•	deferred tax recovery of $145.0 million in 2010, associated with impairments recognized on development and production assets in 2010; and

•	a decline in unrealized foreign exchange and other gains of $13.5 million from 2010, further to the strengthening of the Canadian dollar year over year and the elimination of outstanding Senior Term Notes.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 6

OPERATING EARNINGS (LOSS)

Operating earnings is an after tax non-GAAP measure used by the Corporation to facilitate comparability of earnings between periods. Operating earnings is derived by adjusting net earnings for certain items that are largely non-operational in nature, or one-time non-recurring items. Operating earnings should not be considered to be more meaningful than nor an alternative to net earnings as determined in accordance with IFRS. The following provides the calculation of operating earnings (loss) for 2011 and 2010.

	2011	2010

Net earnings (loss), as reported	$17,279	$(537,625)
Non-operation items
Unrealized foreign exchange and other (gains) losses	(9)	(19,361)
Unrealized mark to market hedging (gains) losses	4,435	(9,151)
Exploratory land expiries	20,975	2,086
Impairment expense (reversals)	1,580	695,395
Gain on Senior Term Notes extinguishment	(55,175)	(9,040)
Other expenses	-	5,037
Tax effect	7,471	(188,901)
Operating earnings (loss) [1]	$(3,444)	$(61,560)
basic[2]	$(0.36)	$(46.71)
diluted[2]	$(0.36)	$(46.71)

(1)	Prior periods have been revised to conform to current period presentation

(2)	Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

CAPITAL EXPENDITURES

	2011	2010

Exploration & evaluation
Land	$5,619	$2,468
Drilling and completions	1,905	4,411

Development & production
Drilling and completions	29,344	43,117
Alberta Drilling Credits	-	(5,905)
Production facilities and equipment	13,254	16,021
Corporate and other	347	844
Total capital investment	50,469	60,956

Divestitures
Property	(8,005)	(141,789)
Production facilities and equipment	(405)	(2,583)
Overriding royalty	-	(23,469)
Land	(2,311)	(8,620)
Divestitures	(10,721)	(176,461)

Total capital expenditures	$39,748	$(115,505)

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 7

Capital spending, before acquisitions and divestments, decreased by 17% in the year ended December 31, 2011. In order to maximize return on capital in 2011, Management focused its expenditures towards higher return, liquids-rich natural gas at Niton and emerging oil properties in Southern Plains. During 2011, Compton participated in 13 wells (10.4 net wells), as compared to a total of 31 wells (20.1 net wells) during 2010.

At Niton, Compton drilled and tied in two Rock Creek wells during the first quarter of 2011, realizing first month average production rates of 932 Mcf/d with 185 bbl/d of liquids and 3.2 mmcf/d and 87 bbls/d of liquids. Another Rock Creek horizontal well initially tested at 2.3 mmcf/d and 150 bbl/d of liquids. Two Rock Creek horizontal wells were drilled late in the fourth quarter and were completed in early 2012. One achieved on initial production rate of between 3.0 to 3.3 mmcf/d of gas plus 125 to 150 bbls/d of NGLs. The well is currently shut in awaiting facilities upgrade. The second well had initial production rates of 1.4 mmcf/d of gas plus 250 to 300 bbls/d of oil. The well is currently producing at approximately 800 mcf/d of gas plus 65 bbls/d of oil.

In 2011, the Corporation continued to explore other prospective zones in the Niton area to further evaluate the area’s potential. In 2011, several Wilrich Formation wells were drilled or participated in with encouraging results, reinforcing Compton’s decision to pursue this play. During the third quarter of 2011, Compton participated in a non-operated Wilrich horizontal well. Located in the centre of the Corporation’s core lands, the well was tied-in and had initial test rates of approximately 2.9 mmcf/d and 20 bbl/mmcf of liquids. In December 2011, two additional wells were drilled to define the potential of the Notikewin and Wilrich Formations in the Niton area. The Wilrich well achieved an initial test production rate of 3.4 mmcf/d of natural gas plus 60 bbls/d of oil and is currently on production. The Notikewin well had initial test production rates of 2.2 mmcf/d of natural gas plus 1.9 bbls/d of NGLs. The well is awaiting completion.

In the Southern Plains, further development of the Ellerslie, Mannville and Big Valley Formations began in 2011, which provides significant upside potential for the Corporation. During the first quarter, an Ellerslie well was drilled in the Southern Plains area to evaluate oil potential. The well currently produces approximately 500 mcf/d of natural gas and 30 bbl/d of oil. Future optimization of completion methods is expected to yield improved production levels.

Late in 2011, the Corporation drilled two vertical oil wells in the Southern Plains area, one in the Basal Quartz and a second in the Ellerslie Formation. These wells are expected to be put on production late in the first and second quarters of 2012, respectively. A second horizontal Ellerslie oil well is currently drilling, with results expected later in the first quarter of 2012. Compton also began to pursue the development of its 24 net prospective sections of Alberta Bakken oil prospects, targeting the Big Valley Formation. In 2011, the Corporation completed the acquisition of 25 sections of land in the Southern Plains area, prospective for the Big Valley/Bakken Formation. Compton has secured all prospective land holdings for developing the new play, which has the potential to expand into approximately 90 locations.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 8

During the year, the Corporation announced the signing of a farmout and joint venture agreement related its 79,000 net acres of undeveloped land holdings in northern Montana. The farmout joint venture grants the joint venture partner the ability to earn a 50% interest in this area by undertaking an exploration and development work program at 100% cost. The joint venture partner has committed to completion of a minimum $2.0 million work program on or before July 31, 2012 and the drilling of a test well targeting the Bakken Formation on or before December 31, 2012.

FREE CASH FLOW

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities and/or other financing activities. Compton’s 2011 free cash flow deficit of $8.0 million has improved compared to the deficit of $14.2 million in 2010.

	2011	2010

Cash flow	$42,497	$46,715
Less: capital investment	50,469	60,956
Free cash flow	$(7,972)	$(14,241)

Production volumes and revenues
Average production
Natural gas (mmcf/d)	67	88
Liquids (bbls/d)	2,191	2,791
Total (boe/d)	13,347	17,402

Benchmark prices
AECO ($/GJ)
Monthly index	$3.48	$3.91
Daily index	$3.43	$3.79
WTI (US$/bbl)	$95.10	$79.54
Edmonton sweet light ($/bbl)	$95.07	$77.52

Realized prices
Natural gas ($/mcf)	$3.92	$4.43
Liquids ($/bbl)	$80.39	$65.71
Total ($/boe)	$32.84	$32.87

Sales Revenue[1,2]
Natural gas	$95,685	$141,841
Liquids	70,994	74,228
Total	$166,679	$216,069

(1)	Sales revenues are before crown and freehold royalties

(2)	Prior periods have been revised to conform to current period presentation

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 9

Production volumes were 23% lower than in 2010 primarily due to natural declines, a reduced asset base following property dispositions in 2010 and 2011 and limited new production additions in 2011.

Compared to 2010, sales revenue decreased by $49.4 million as a result of lower production volumes and realized natural gas prices, offset by increased realized liquids prices in 2011. Realized prices and revenues are before any hedging gains or losses. The impact from hedging on realized natural gas prices in 2011 was $0.55 per mcf compared to $0.38 per mcf in 2010.

FIELD NETBACK AND FUNDS FLOW NETBACK

Field netback and funds flow netback are non-GAAP measures used by the Corporation to analyze operating performance. Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback less administrative and interest costs. Field netback and funds flow netback should not be considered more meaningful than or an alternative to net earnings (loss) as determined in accordance with IFRS.

The following provides the calculation of field netback and funds flow netback.

	2011	2010
($/boe)
Realized price[1]	$32.84	$32.87
Processing revenue	1.38	1.15
Realized commodity hedge gain	2.79	1.89
Royalties	(7.26)	(7.00)
Operating Expenses	(9.74)	(8.33)
Transportation	(1.22)	(1.09)
Field netback	$18.79	$19.49

Administrative	$(3.15)	$(3.57)
Interest	(6.09)	(7.92)
Funds flow netback	$9.55	$8.00

(1)	Prior periods have been revised to conform to current period presentation

ROYATIES

	2011	2010
Crown royalties	$17,314	$21,322
Freehold royalties	7,369	8,497
Royalties included in revenue	24,683	29,819

Overriding royalty [2]	7,101	9,274
Other royalties	1,987	3,324
Freehold mineral taxes	1,603	2,046
Other royalty obligations expense	10,691	14,644

Total royalties	$35,374	$44,463

Percentage of sales revenue	21%	21%

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 10

(1)	Gas cost allowance received on crown volumes are presented as a reduction of Operating Expenses

(2)	The overriding royalty obligation represents a 5% commitment of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the existing land base at September 26, 2009

Total royalty expense decreased by 20% for the year of 2011 compared to 2010, largely due to decrease in production volume and natural gas prices in 2011. Royalty rates as a percentage of sales revenue were unchanged.

OPERATING EXPENSES

	2011	2010

Operating expenses	$47,447	$52,885
Operating expenses ($/boe)	$9.74	$8.33

Operating expense in 2011 decreased by $5.4 million, or 10% compared to 2010, while per boe costs increased by 17% from 2010. The decrease on a total dollar basis was a result of reduced volumes and cost control initiatives, partially offset by higher electricity and power costs. The increase in per boe operating costs reflects that fixed costs are being borne on a per barrel basis by lower production volumes.

TRANSPORTATION

	2011	2010

Transportation costs	$5,926	$6,902
Transportation costs ($/boe)	$1.22	$1.09

Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government. Compton incurs charges for the transportation of its production from the wellhead to the point of sale.

Transportation expense in 2011 decreased by $1.0 million, or 14% compared to 2010, while per boe costs increased by 12% from 2010. The decrease in transportation costs is attributable to reduced production in 2011, partially offset by an increase in pipeline tariffs of approximately 25%. Increased per boe costs are a result of lower production volumes and higher tariffs.

ADMINISTRATIVE EXPENSES

	2011	2010

Gross administrative expenses	$21,185	$31,109
Capitalized administrative expenses	(2,109)	(4,306)
Operator recoveries	(3,711)	(4,101)
Administrative expenses	$15,365	$22,702
Administrative expenses ($/boe)	$3.15	$3.57

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 11

Administrative expenses per boe decreased 12% compared to 2010 due to total administrative cost reductions of 32% on gross expenditures, offset by reduction in capitalized costs and operator recoveries. The decreases were a result of cost containment initiatives as well as reduced staff levels following the 2010 restructuring.

SHARE BASED COMPENSATION

	2011	2010

Stock option plan	$(1,385)	$3,072
Employee long term incentive	397	-
Deferred share unit plan	215	-
Retention share plan	325	-
Share purchase plan	894	1,015

Share based compensation	$446	$4,087

At June 30, 2011, substantially all of the outstanding stock options were voluntarily surrendered by employees. As a result, Compton realized a significant recovery of the expense for the year ended December 31, 2011.

The Corporation has instituted various compensation arrangements, the value of which is determined in relation to the market value of Compton’s capital stock. These arrangements are designed to attract, motivate and retain individuals, and to align their success with that of shareholders. Details relating to share based compensation arrangements are presented in Note 12 to the audited consolidated financial statements. Management and the Board of Directors are currently reviewing the share based compensation plans following the Recapitalization.

IMPAIRMENTS

Management has assessed both internal and external economic factors to determine if any indicators of asset impairment exist at the year-end. When indictors exist, an impairment test is completed, at the cash generating unit (“CGU”) level, to determine if any asset impairment exists. Each identified CGU has largely independent cash flows and is geographically integrated.

In conjunction with the Recapitalization and in accordance with an optional IFRS deemed cost election, the fair value of the Corporation’s assets and liabilities established their respective deemed cost. The optional IFRS election, made effective September 30, 2011, is available in the year of transition to IFRS and with the presence of a market event, such as the Recapitalization, that gives rise to an externally derived fair value. Under the election, the Corporation recognized a write-down of $127.5 million to development and production assets, and a net $16.2 million increase to exploration and evaluation assets. The deemed cost of development and production assets totalled $570.2 million, and exploration and evaluation assets totalled $62.1 million. This election has established the cost basis of assets and eliminated any potential reversal of impairments previously recognized under IFRS since transition on January 1, 2010.

At December 31, 2011, a further write down of development and production assets of $1.6 million was recorded to their estimated recoverable amount. The recoverable amount represents the assets value based on the projected cash flows generated by the assets discounted at 10%. In 2010, an impairment of $695.4 million was recognized on development and production assets.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 12

No further impairment was recognized in exploration and evaluation assets at December 31, 2011.

EXPLORATION AND EVALUATION

	2011	2010

Exploration and evaluation	$20,975	$2,086
Total costs ($/boe)	$4.31	$0.33

Exploration and evaluation expense relate to costs of prospecting and geophysical work prior to the acquisition of mineral land rights, uneconomic exploratory wells and expired mineral land rights. During the year, it was determined that the value of certain natural gas exploratory drilling costs and mineral land leases would not be recovered in the near term and were written off based on current price forecasts for natural gas and the Corporation’s development strategy.

INTEREST AND FINANCE CHARGES

	2011	2010

Interest on senior notes	$14,910	$34,716
Interest on credit facility	7,482	4,424
Interest on finance leases	94	155
Interest on MPP term financing	4,374	4,856
Interest expense	$26,860	$44,151
Finance charges and amortization of transaction cost	2,826	6,137
Total Interest and finance charges	$29,686	$50,288
Total interest and finance charges ($/boe)	$6.09	$7.92

(1)	Accretion of decommissioning liabilities totalling $4,818 (2010 – $4,504) have been excluded from the above

Interest expense decreased by 39% for 2011 compared to the same period in 2010. Interest paid on the Senior Term Notes was reduced substantially through the October 2010 and August 2011 restructuring and the related reduction of the amount outstanding, partially offset by an increase of interest on the credit facility. In addition, the strengthening of the Canadian dollar in relation to the US dollar has reduced the Canadian dollar equivalent amount paid. The expiry of certain finance leases in 2010 also reduced the interest component of lease obligations recognized.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 13

Finance charges and amortization of transaction costs for the year of 2011 decreased by $3.3 million or 54% compared to the same period in 2010, as a result of lower fees for unutilized credit and amortization of deferred financing costs.

Interest and finance charges decreased on a per boe basis due to lower overall borrowing costs, despite reduced production volumes.

The Corporation’s capital structure following the 2011 Recapitalization is expected to significantly reduce interest and finance charges and related rates in 2012. (See “Forward Looking Statements” in the “Advisory” section of this MD&A.)

Effective interest rates on a weighted average debt basis are presented below.

	2011	2010

Credit Facility	$129,811	$73,591
Effective interest rate	5.76%	6.01%

2013 Senior Term Notes (US$)	$-	$450,000
Coupon Rate (US$)	-	7.625%
Effective interest rate (Cdn$)	-	8.150%

2011 Mandatory convertible senior term notes (US$)	$28,973	$9,123
Coupon Rate (US$)	10.00%	10.00%
Effective interest rate (Cdn$)	9.71%	9.99%

2017 Senior Term Notes (US$)	$124,582	39,230
Coupon Rate (US$)	10.00%	10.00%
Effective interest rate (Cdn$)	9.71%	9.99%

RISK MANAGEMENT

	2011	2010

Commodity contracts
Realized (gain) loss	$(13,586)	$(12,014)
Unrealized (gain) loss	4,488	(9,204)
Foreign currency contracts
Unrealized (gain) loss	(53)	53
Total risk management (gain) loss	$(9,151)	$(21,165)

Realized (gain) loss	$(13,586)	$(12,014)
Unrealized (gain) loss	4,435	(9,151)
Total risk management (gain) loss	$(9,151)	$(21,165)

The Corporation’s financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/US dollar exchange rate. Compton utilizes various financial instruments for non-trading purposes to manage and mitigate exposure to these risks. Financial instruments are not designated for hedge accounting and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings (loss).

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 14

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market values of financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates or exchange rates affecting the financial instruments.

The Corporation uses hedges for natural gas denominated in gigajoules (“GJ”) and million British thermal units (“MMBtu”), oil denominated in barrels and electricity denominated in megawatt hours (“MWH”) to stabilize fluctuations in commodity pricing. Compton’s outstanding hedging instruments at December 31, 2011, are as follows, expressed in Canadian dollars unless otherwise noted:

Commodity	Term	Volume	Strike Price	Index

Natural Gas
US$ Swap	Jul 2011 – Dec 2012	10,000 MMBtu/d	$4.65/MMBtu	AECO

Oil
US$ Call Option	Jan 2012 – Dec 2012	1,000 Bbl/d	$100.00/Bbl	WTI

Electricity
Swap	Jan 2011 – Dec 2013	72 MWh/d	$75.13/MWh	AESO

DEPLETION AND DEPRECIATION

	2011	2010

Total depletion and depreciation	$58,076	$89,415
Depletion and depreciation ($/boe)	$11.92	$14.08

Total depletion and depreciation expense decreased 35% during the year as compared to 2010, largely due to a decrease in the asset base following impairments recognized under IFRS, and the reduction in overall production volumes. Depletion and depreciation expense per boe during 2011 decreased by 15% compared to 2010.

FOREIGN EXCHANGE AND OTHER (GAINS) AND LOSSES

	2011	2010

Foreign exchange on translation of US$ debt	$(1,326)	$(4,842)
Gain on extinguishment of US$ debt	(55,175)	(23,299)
(Gain)/loss on disposition of assets	(14,747)	5,252
Other	(9)	(744)

Foreign exchange and other (gains) losses	$(71,257)	$(23,633)

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 15

Foreign exchange and other gains and losses recognized in 2011 relate primarily to the Recapitalization including the conversion of the Senior Term Notes to equity, resulting in a net $55.2 million gain on extinguishment. Comparative periods were most significantly impacted by translation gains recognized on the US denominated Senior Term Notes and losses recorded in association with property dispositions.

INCOME TAXES

Income taxes are recorded using the liability method of accounting. Deferred income taxes are calculated based on the temporary difference between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are considered long term in nature under IFRS reporting.

A deferred income tax expense of $10.1 million was recognized during 2011 as compared to a recovery of $179.3 million for the comparable period in 2010.

At December 31, 2011, the Corporation had available deferred income tax assets of $13.0 million that were not recorded in the financial statements due to the uncertainties associated with historical earnings performance, and its ability to utilize these balances in the future. The benefit of these balances does not deteriorate over time and will be available to the Corporation in the future with the improvement of natural gas prices and the generation of taxable income.

Recoveries arise as a result of the change in timing for settlement of deferred tax assets and liabilities, and the change in tax rates applied. The impact of adjustments and temporary differences related to IFRS has been adjusted for in deferred tax balances at December 31, 2011.

CORPORATE TAX RATES

	2011	2010	2009

Statutory rate	26.5%	28.0%	29.0%

A reconciliation of the effective tax rate to the statutory rate may be found in Note 18 to the consolidated financial statements.

IV.	LIQUIDITY AND CAPITAL RESOURCES

CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of bank debt, working capital, MPP term financing and equity. Compton’s objectives when managing its capital structure are to:

•	Ensure the Corporation can meet its financial obligations;

•	Retain an appropriate level of leverage relative to the risk of Compton’s underlying assets; and

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 16

•	Finance internally generated growth and potential acquisitions.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to adjusted EBITDA and total net debt to capitalization to steward its debt position as measures of Compton’s overall financial strength. The former ratio is considered by Management to be more significant for monitoring purposes.

Adjusted EBITDA is a non-GAAP measure defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of decommissioning liabilities, unrealized foreign exchange and other gains (losses), and unrealized risk management gains (losses). The Corporation targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.

Capitalization is a non-GAAP measure defined as working capital, long-term debt including current portion, MPP term financing, and equity. Compton targets at total net debt to Capitalization ratio of between 40% and 50%.

	December 31 2011		December 31 2010		January 1 2010

Working capital (surplus) deficiency[1]	$17,070		$23,428		$16,233
Credit facility[2]	112,608		145,584		107,183
MPP term financing[3]	31,369		45,620		51,408
Senior term notes	-		237,212		461,741
Total net debt	161,047		451,844		636,565
Total equity	321,835		187,198		721,746
Total capitalization	$482,882		$639,042		$1,358,311
Total net debt to capitalization ratio	33.4%		70.7%		46.9%
Total net debt to adjusted EBITDA	2.0	x	4.0	x	n/a

(1)	Adjusted working capital excludes risk management, current MPP term financing and facility
(2)	Includes unamortized transaction costs of $879 (December 31, 2010 - $1,692; January 1, 2010 – $1,279)
(3)	Includes unamortized financing fees of $360 (December 31, 2010 - $520; January 1, 2010 – $680)

As a result of the Recapitalization reducing Senior Term Notes by $238.5 million, the Corporation was below the targeted net debt to capitalization ratio, as well as the net debt to adjusted EBITDA target at December 31, 2011. Previously, both metrics had increased outside of Management’s target ranges.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 17

During 2011, property sales for gross proceeds of $26.2 million were used to repay a portion of the facility with the balance applied to working capital. In addition, the extinguishment of the Senior Term Notes, and gross share issuance proceeds of $50.0 million significantly reduced total net debt.

Equity was reduced as part of the transition to IFRS and the resulting adjustments recorded during 2010 negatively impacted net loss and deficit. These adjustments are disclosed in more detail in Note 23 – “Transition to IFRS” of the consolidated financial statements.

WORKING CAPITAL

Compton had a working capital deficiency of $17.1 million at December 31, 2011, as compared to a deficiency of $23.4 million as at December 31, 2010. In the oil and gas industry, there is typically not a direct correlation between amounts receivable from the sale of production and trade payables, which results from operating activities that vary seasonally and also with activity levels. This will result in fluctuations in working capital and often result in a working capital deficit. Management anticipates that the Corporation will continue to meet the payment terms of suppliers. (See “Forward Looking Statements” in the “Advisory” section of this MD&A.)

CREDIT FACILITY

The Corporation’s outstanding bank debt at December 31, 2011 was $112.6 million.

On September 27, 2011, Compton reached an agreement with a new syndicate of lenders for a credit facility of $160.0 million, including a working capital facility of $15.0 million and a syndicated facility of $145.0 million. The semi-annual review of Compton’s borrowing base under its reserve-based credit facility was completed subsequent to year-end. Given the near-term outlook for natural gas prices, Compton’s Facility has been set at $140.0 million, comprised of a working capital facility of $15.0 million and a syndicated facility of $125.0 million. The Facility term ends February 8, 2013, with the usual semi-annual lenders review at the end of March and September 2012; the review may change the amount available thereafter. The borrowing base is determined based on, among other things, the Corporation’s current reserve report, results of operations, the lenders view of the current and forecasted commodity prices and the current economic environment.

The credit facility provides that advances may be made by way of prime loans, bankers’ acceptances, US base rate loans, LIBOR loans and letters of credit. Advances will bear interest at the applicable lending rate plus a margin based on Compton’s debt to adjusted EBITDA ratio. The credit facility is secured by a fixed and floating charge debenture on the assets of the Corporation.

SENIOR TERM NOTES

The US $238.5 million Senior Term Notes were fully extinguished on August 23, 2011 as part of the approved Recapitalization. The Senior Term Notes were converted entirely to equity with the issuance of common shares, cashless warrants, and share purchase rights.

MPP TERM FINANCING

On April 30, 2009, Compton completed the renegotiation of the MPP processing and other related agreements for a further term of five years, expiring on April 30, 2014. In connection with the renewal, the Corporation has reclassified a portion of the non-controlling interest associated with MPP as MPP term financing. MPP term financing in the aggregate amount of $31.4 million was included as a liability in the consolidated financial statements. The fixed base fee payments under the MPP term financing includes a principal and interest component. The effective rate of interest is 12.1% per annum. The principal amount of the MPP term financing is equal to the purchase option price of the MPP partnership units at the end of the five year term, plus the principal portion of monthly base fee payments.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 18

The purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014. If Compton does not exercise this purchase option it may renew the MPP agreements with terms and conditions to be negotiated at that time, or enter into an arrangement with the owners of the MPP facilities to process natural gas for Compton at a fee to be determined at that time.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the purchase option. The minimum throughput volume is an average of the throughput volume of the preceding two consecutive calendar quarters. The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall. Each prepayment of the purchase option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters for the balance of the contract period. In the event that the estimated dedicated reserves, as projected at April 30, 2014, are less than 200 BCF or have a discounted reserve value of less than $250 million using a 10% discount rate, the repayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of the reserves shortfall.

As of December 31, 2011, the threshold throughput volume was reduced to 53.04 mmcf/d. The cumulative prepayments of the purchase option are $10.4 million (2011 – $9.2 million, 2010 - $1.2 million, 2009 - $nil), reducing the amount of the MPP term financing liability. Subsequent to year-end, Compton made an additional minimum payment of $0.9 million. Internal estimates indicate that dedicated reserves will not exceed the minimum reserve test threshold at December 31, 2011. The amount of any resulting prepayment, subject to third party verification, may approximate $4.3 million, which would be due prior to June 30, 2012.

DEBT REPAYMENT AND LEASE OBLIGATIONS

As part of normal business, Compton has entered into arrangements and incurred obligations that will impact future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes all contractual obligations, with anticipated payment timing, as at December 31, 2011.

	2012	2013	2014	2015	2016	Thereafter
Credit facility	$-	$113,487	$-	$-	$-	$-
MPP term financing[1]	14,756	9,592	15,430	-	-	-
Accounts payable	40,156	-	-	-	-	-
Finance leases	1,030	224	224	-	-	-
Office facilities	1,581	1,631	1,609	1,637	1,688	2,672
	$57,523	$124,934	$17,263	$1,637	$1,688	$2,672

(1)	Represents monthly fixed base fee payments. The 2012 amount includes purchase option prepayment of $5.2 million.

V.	OUTLOOK

North American natural gas prices are at historic lows and industry analysts predict that they will remain depressed throughout 2012. The current depressed natural gas market has resulted from increasing production volumes and supply levels that have outpaced consumer demand. As natural gas comprises approximately 83% of Compton’s production, the Corporation’s 2012 program is impacted by the current natural gas price outlook.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 19

As a result, Management has taken a prudent approach to the Corporation’s 2012 strategy, the objective of which is to maintain and optimize current production by utilizing internally generated cash flow. In addition, Compton will continue to use its risk management program to reduce cash flow volatility, identifying additional opportunities to hedge to a maximum of 50% of production. In 2012, Compton will focus on completing recently drilled liquids-rich gas wells in the Niton area and new oil wells in the Southern Plains area to partially offset the impact of continued low prices. If natural gas prices strengthen and the Corporation’s cash flow increases, Management may adjust the capital program to undertake further development activity.

Compton’s assets provide significant upside potential through their multiple zone development opportunities, contiguous land blocks and impact of horizontal multi-stage fracture technology. Management continues to review strategies designed to maximize shareholder value in 2012, considering the current natural gas environment and cash flow limitations. In the context of the current price environment, Compton will focus on the development of its asset base and identifying and executing on selected opportunities for future growth.

VI.	INTERNAL CONTROL OVER FINANCIAL REPORTING

CONTROLS AND PROCEDURES

With respect to disclosure controls and procedures and internal control over financial reporting, Compton is required to comply with the US Sarbanes-Oxley Act of 2002 and Canadian National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. These regulations are substantially the same, the most significant difference being the US requirement for the registered public accounting firm that audits our annual financial statements to issue an attestation report on internal control over financial reporting. There is no corresponding Canadian attestation requirement.

There are certain procedural and wording differences between the US and Canadian certifications. Management has chosen to file the form of certification pursuant to Section 302 of the Sarbanes-Oxley Act with the US Securities and Exchange Commission (“SEC”) and Form 52-109F1, Certification of Annual Filings Full Certificate, with the Canadian Securities Administrators (“CSA”).

Compton has complied with both the US and Canadian requirements in respect to disclosure controls and procedures, and internal control over financial reporting as reported below.

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The term “disclosure controls and procedures” is defined, under Rule 13a-15(d) of the US Exchange Act of 1934, as controls and other procedures that are designed to ensure both non-financial and financial information required to be disclosed in periodic reports is recorded, processed, summarized, and reported within the time periods required, and this information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosures. The definition of disclosure controls and procedures with respect to Canadian National Instrument 52-109 is substantially the same.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 20

As indicated in certifications filed with the SEC and CSA, Compton completed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as of December 31, 2010, under the supervision and with the participation of Management, including the President & CEO and VP Finance & CFO. Based upon the evaluation, Management concluded that its disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the President & CEO and VP Finance & CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The term “internal control over financial reporting” is defined under Rule 13a-15(f) of the US Securities Exchange Act of 1934, with the Canadian National Instrument 52-109 definition being substantially the same as processes designed by, or under the supervision of, the principal executive and principal financial officers, and effected by the Board of Directors, Management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. These controls include policies and procedures that:

•	Pertain to the maintenance of records, that accurately and fairly reflect the transactions affecting Compton’s assets;

•	Provide reasonable assurance that transactions are recorded to be able to prepare financial statements in accordance with IFRS, and that receipts and expenditures are made only in accordance with authorizations of Management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets, which could have a material effect on consolidated financial statements.

Management completed an evaluation of the effectiveness of the design and operation of internal control over financial reporting under the supervision of the President & CEO and VP Finance & CFO. Compton conducted an evaluation of the effectiveness of its internal control over financial reporting based on the Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, also known as COSO. Based upon the evaluation, Management has concluded that Compton’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of internal control over financial reporting as of December 31, 2011, was audited by Grant Thornton LLP, Chartered Accountants, the independent registered public accounting firm which also audits Compton’s consolidated financial statements. They have issued their Independent Auditor’s Report which is included in this document following the MD&A.

INTERNAL AUDIT FUNCTION

Effective January 1, 2011, the Corporation engaged a third party service provider to support the development and testing of internal controls over financial reporting. Reporting directly to the Audit, Finance and Risk Committee, the third party service provider is responsible for oversight of the Corporation’s control environment and provides quarterly updates regarding the degree of compliance and any changes in the internal controls over financial reporting.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 21

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The adoption of IFRS effected Compton’s presentation of financial results and the accompanying disclosure. The impact on processes, controls and financial reporting systems have been evaluated and modifications made to the control environment accordingly. There were no significant changes to internal control over financial reporting during the period beginning January 1, 2011 and ending on December 31, 2011 that materially affected or are reasonably likely to materially affect Compton’s internal control over financial reporting.

VII.	RISKS

The following discussion highlights key risks which could negatively impact Compton’s business, financial condition, and results of operations, cash flows and prospects.

Business Risks

Compton’s exploration and production activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from small junior producers, intermediate and senior producers, to much larger integrated petroleum companies. Compton is subject to a number of risks that are also common to other organizations involved in the oil and gas industry. Such risks include: finding and developing oil and gas reserves at economic costs; estimating amounts of recoverable reserves; production of oil and gas in commercial quantities; marketability of oil and gas produced; fluctuations in commodity prices, financial and liquidity risks, and environmental and safety risks.

In order to reduce exploration risk, Compton employs highly qualified and motivated professionals who have demonstrated the ability to generate high-quality proprietary geological and geophysical prospects. To maximize drilling success, Compton explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects that offer high-reward opportunities.

Compton engages an independent engineering consulting firm that assists the Corporation in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

The Corporation mitigates its risk related to producing hydrocarbons through the utilization of advanced technology and information systems. In addition, Compton operates the majority of its prospects, thereby maintaining operational control. The Corporation relies on its partners in jointly owned properties that Compton does not operate.

Compton is exposed to market risk to the extent that the demand for oil and gas produced by the Corporation exists within Canada and the United States. External factors beyond the Corporation’s control may affect the marketability of oil and gas. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. Compton may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 22

Exploration and production for oil and gas is very capital intensive. As a result, the Corporation relies on debt and equity markets as a source of capital. In addition, Compton utilizes bank financing to support on-going capital investment. Funds from operations also provide Compton with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

Liquidity

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due. If the credit facilities are not renewed on February 8, 2013, Compton’s $140.0 million term credit facilities will mature. The lenders under the credit facilities will reassess the borrowing base semi-annually on March 31 and September 30, which review may change the amount that the Corporation may borrow under its credit facilities. As at December 31, 2011, Compton had $113.5 million outstanding under its credit facilities.

Safety and Environment

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Corporation conducts its operations with high standards in order to protect the environment and the general public. Compton maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

Additional Risk Factors

For a more detailed discussion of the business risk factors affecting the Corporation refer to Compton’s Annual Information Form for the year ended December 31, 2011, available on www.sedar.com.

VIII.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation’s financial statements requires Management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by Management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. The critical estimates are discussed below.

OIL AND NATURAL GAS RESERVES

The independent petroleum engineering and geological consulting firm of GLJ Petroleum Consultants Ltd. evaluated and reported on 100% of Compton’s oil and natural gas reserves as at December 31, 2010 and 2011.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Management expects that estimates of reserves will change with updated information from the results of future drilling, testing, or production levels. Such revisions could be upwards or downwards. Reserve estimates have a material impact on depletion and depreciation, asset retirement obligations and impairment costs, all of which could possibly have a material impact on the consolidated statement of operations and comprehensive earnings (loss).

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 23

DEPLETION

Capitalized costs and estimated future expenditures to develop proved reserves, including abandonment costs, are depleted based on the proportion of oil and natural gas reserves produced during the year compared to estimated total proved and probable reserves.

In 2011, Compton incurred $58.1 million of depletion and depreciation expense. If proved and probable reserves were to increase by 5%, depletion and depreciation expense would decrease by $2.8 million and consolidated net earnings (loss) after tax would increase by $2.1 million. If proved and probable reserves were to decrease by 5%, depletion and depreciation expense would increase by $3.1 million and consolidated net earnings (loss) after tax would decrease by $2.3 million.

IMPAIRMENT TEST WRITE-DOWN

All costs related to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized on an area by area basis. The carrying value of long-term assets is reviewed quarterly for indicators that the carrying value of an asset or cash-generating unit may not be recoverable. If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit is estimated. If the carrying value of the asset or cash-generating unit exceeds the recoverable amount, the asset or cash-generating unit is written down with an impairment recognized in net earnings (loss).

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs to sell and its value in use. Fair value is determined to be the amount for which the asset could be sold in an arm's length transaction.

Fair value less costs to sell is a measure of third party value, determined using discounted future net cash flows of proved and probable reserves using forecast prices and costs, and considering various other market factors external to the Corporation.

Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the Corporation’s continued use of the asset or cash-generating unit. Cash flows used in determining value in use will not consider all market factors but only those relevant to the Corporation.

Reversals of impairments are recognized when there has been a subsequent increase in the recoverable amount. In this event, the carrying amount of the asset or cash-generating unit is increased to its revised recoverable amount with an impairment reversal recognized in net earnings (loss). The recoverable amount is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or cash-generating unit for prior periods.

As at December 31, 2011, the value in use calculated was $1.6 million less than the carrying value of the costs capitalized. As a result, the carrying value of the costs capitalized was written down by $1.6 million, using a 10.0% discount rate.

As at December 31, 2010, the value in use calculated was $695.4 million less than the carrying value of the costs capitalized. As a result, the carrying value of the costs capitalized was written down by $695.4 million, using a 10.0% discount rate.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 24

Assumptions about reserves and future prices are required to calculate future net cash flows. The assumptions made to estimate reserves have been discussed above. There is significant uncertainty regarding forecasting future commodity prices due to economic and political uncertainties. Future prices are derived from a consensus of price forecasts among recognized reserve evaluators. Estimates of future cash flows assume a long term price forecast and current operating costs per boe plus an inflation factor.

It is difficult to determine and assess the impact of a decrease in proved reserves in the event of a write-down. The relationship between reserve estimates and the estimated undiscounted cash flows, and the nature of the property-by-property impairment test is complex. As a result, it is not possible to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on impairment.

HEDGES

Compton uses derivative financial instruments to hedge its exposure to commodity price, foreign exchange and interest rate fluctuations. The mark-to-market valuations of these hedge contracts are presented in the Corporation’s Consolidated Financial Statements as at December 31, 2011. These valuations are based on forward looking estimates including, but not limited to, volatility, interest rates and commodity prices.

DECOMMISSIONING LIABILITIES

The Corporation records a liability for the fair value of legal obligations associated with the decommissioning of long-lived tangible assets in the period in which they are incurred, normally when the asset is purchased or developed. On recognition of the liability, there is a corresponding increase in the carrying amount of the related assets, known as the decommissioning cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability for these future legal obligations is discounted using estimates of interest rates, inflation rates and the length of time to actual settlement.

Compton recognizes the fair value of estimated decommissioning liabilities on the consolidated balance sheet when a reasonable estimate of fair value can be made. Decommissioning liabilities include those legal obligations where the Corporation will be required to retire tangible long term assets such as well sites, pipelines and facilities. The decommissioning cost, equal to the initially estimated fair value of the decommissioning liability, is capitalized as part of the cost of the related long term asset. Increases in the decommissioning liabilities resulting from the passage of time are recorded as accretion of decommissioning liabilities in the consolidated statement of operations and comprehensive earnings (loss). Amounts recorded for decommissioning liabilities are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. Actual payments to settle the obligations may differ from estimated amounts.

At December 31, 2011, the Corporation reviewed its estimated liability for decommissioning based on risk free interest rate changes, current abandonment and reclamation cost information in the Corporation’s specific areas of operation and other underlying assumptions. No material revision was required during the fourth quarter, however the cumulative revision of estimate for 2011 resulted in a decrease of the decommissioning liability of $21.9 million.

A summary of the significant accounting policies used by Compton can be found in Note 2 of the 2011 consolidated financial statements.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 25

IX.	NEWLY AND FORTHCOMING ADOPTED ACCOUNTING POLICIES

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Corporation’s consolidated financial statements for the year ended December 31, 2011 is the first audited consolidated financial statements under IFRS. These statements were prepared in accordance with IFRS 1 and as such include the application of IFRS 1 “First –Time Adoption of International Financial Reporting Standards”.

IFRS 1 requires all first-time adopters to retrospectively apply all effective IFRS standards as of the transition date of January 1, 2010. However, it also provides certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

The Corporation has taken the following key optional exemptions upon transition to IFRS.

(a)	Deemed cost election for petroleum and natural gas assets

The Corporation has development and production assets recognized in the opening IFRS balance sheet. Under IFRS 1, the Corporation was allowed and elected to deem the value of its petroleum and natural gas assets, at the date of transition, based on the historical cost under Previous GAAP.

(b)	Decommissioning liabilities included in the cost of development and production

Under Previous GAAP, decommissioning liabilities were discounted at a credit adjusted risk free rate. Under IFRS, the estimated cash flow to abandon and remediate the wells and fields has been risk adjusted; therefore, the provision recognized on the balance sheet has been discounted at a risk free rate.

(c)	Business combinations

Compton has entered into business combinations before the date of transition of January 1, 2010. Compton has not elected to adopt IFRS 3 “Business Combinations” retrospectively. As a result, the classification of previous acquisitions under Previous GAAP will remain the same with no change in the recognition of assets and liabilities, excluding goodwill.

The impact of accounting policy selections under IFRS resulted in the following significant adjustments to the previously reported financial statement balances.

(i)	Deferred taxes

Under Previous GAAP, the Corporation has recognized deferred tax assets and liabilities, primarily associated with its E&E, D&P, and risk management activities. Under IFRS, current deferred tax balances have been re-classed for presentation entirely as long term assets/liabilities.

In addition, each of the balances adjusted through equity on transition to IFRS have been tax effected based on the Corporation’s estimated rate of reversal, which approximates 25%. At January 1, 2010, the impact to deferred taxes was a decrease in the deferred tax liability of $91.5 million. For the year ended December 31, 2010, the cumulative impact on the deferred tax liability was a decrease of $160.7 million. See the reconciliation of equity for adjustments that required a tax effect.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 26

(ii)	Development and production

Under Previous GAAP, the Corporation followed full cost accounting for its oil and natural gas assets. This methodology enabled the capitalization of amounts exceeding those acceptable for IFRS. Under IFRS 1 on transition, the Corporation elected to allocate its full cost pool to its identified CGU’s and then performed an impairment test.

Under the transitional election, an impairment test of the Corporation’s assets was required at a CGU level subsequent to the allocation. The Corporation recognized an impairment write-down of $263.9 million on its oil and natural gas assets at January 1, 2010. The write-downs were primarily recognized in two Southern Alberta CGU’s with long reserve lives where the discount rates have the most impact on the value in use assessment.

For the year ended December 31, 2010, an impairment write-down of $695.4 million was recognized across all CGU’s. The impairments reflect the historically low natural gas pricing environment and outlook. Under Previous GAAP, a $367.0 million ceiling test impairment was recognized on oil and natural gas assets at December 31, 2010.

The restated IFRS balances also reflect gains and losses on the derecognition of assets disposed of during 2010 at Niton and Gilby. The combined net losses of $5.3 million have been included in the foreign exchange and other gains and losses presentation in net earnings. Under Previous GAAP, proceeds on sales were deducted from the full cost pool without gain or loss recognition unless the disposition changed the depletion rate by more than 20%.

(iii)	Exploration and evaluation

IFRS 6 “Exploration and Evaluation of Mineral Resources” requires the separate recognition of exploration assets that have not yet established a determinable future value in the form of technically feasible and commercially viable reserves. The $72.4 million of E&E costs recognized under IFRS on transition at January 1, 2010 represent the Corporation’s interest in undeveloped lands and mineral rights, and exploratory wells under evaluation.

For the year ended December 31, 2010, the expiry of undeveloped mineral rights resulted in the derecognition of $2.1 million of E&E assets, and have been presented as exploration expense in net earnings.

(iv)	Other assets

Under a transitional election contained in IFRS 1, the Corporation eliminated unamortized actuarial gains of $0.2 million associated with the Mazeppa Processing Partnership defined benefit pension plan. In addition, vested past service costs of the pension plan totaling $0.6 million were also adjusted through equity on transition. The net result of both entries was a reduction in other assets of $0.4 million. There were no additional adjustments at December 31, 2010.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 27

Also on transition, the Corporation adopted an accounting policy to recognize identifiable inventory items that are currently being marketed for sale or redeployment. Identifiable inventory of $2.2 million was initially recognized on transition at January 1, 2010 and is included for presentation purposes in other assets at the lower of cost and recoverable amounts. The recognition of inventory reduced D&P assets by $5.7 million, and a valuation allowance of $3.5 million was reflected in equity.

(v)	Provisions

The estimated provision for decommissioning liabilities associated with the Corporation’s oil and natural gas assets has been adjusted on transition to IFRS. The adjustment reflects the application of a risk free rate for the discounting of the liability (based on the underlying assets), where previously under Previous GAAP this was measured using a credit adjusted risk free rate. The adjustment to the discounted decommissioning liability recognized at January 1, 2010 was $83.2 million. Under an IFRS 1 election, this adjustment has been offset directly to equity on transition. The adjustment to the discounted decommissioning liability recognized at December 31, 2010 was $123.9 million.

In addition, a provision of $13.9 million was recognized at January 1, 2010 for lease surrender costs payable, and a reduction of other corporate assets of $0.9 million in related leasehold improvements. The provision reflects the lower estimated cost of surrender for a portion of the corporate office space under lease, compared to the cost of fulfilling the contract. The undeveloped and unutilized space was determined by Management to be an onerous contract. The entire adjustment of $14.8 million was reflected in equity on transition.

At December 31, 2010, the revision of decommissioning liability cost estimates increased the liability provision by $59.0 million. The revisions related primarily to well abandonment costs based on the historical costs of the Corporation. These assumptions were adjusted downward in 2011 to better align with inflation adjusted regulatory guidance and updated information. See Note 9 – “Provisions”.

(vi)	Non-controlling interest

The presentation of non-controlling interest has been changed on transition from Previous GAAP to IFRS. Under IFRS, non-controlling interest is considered a component of equity and presentation reclassification was made. In 2010, adjustments were made relating to the recognition and depletion of MPP facility assets, pension and decommissioning liabilities.

In the course of preparing these consolidated financial statements, Management identified that adjustments to previous disclosure for the consolidation of MPP were required pertaining to the transition to IFRS. As a result, non-controlling interest has been revised on the balance sheet and statement of operations and comprehensive earnings (loss). The revision results in a decrease in the non-controlling interest and a corresponding increase to majority shareholder’s equity.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 28

At January 1, 2010, the impact of transitional IFRS adjustments to the balance sheet non-controlling interest was $16.8 million, previously presented as $nil. At December 31, 2010, the cumulative impact of transitional IFRS adjustments to the balance sheet non-controlling interest was $15.2 million, previously presented as $0.3 million.

(vii)	Royalties

The presentation of royalties under IFRS has changed from previous disclosures under Previous GAAP. Previously, royalties were aggregated in a single line and shown as a reduction of total revenue in net earnings. Under IFRS, crown and freehold royalties have been netted from revenues, all other royalties have been presented as “Other royalty obligations” in the expenses. In addition, natural gas cost allowances have been presented as a recovery of related processing fees included in operating expense.

(viii)	Leases

On transition to IFRS at January 1, 2010, the classification of certain leases were changed to be recognized as finance leases under IFRS. These leases have been included in trade and other accounts payable for financial statement purposes as they are not individually material. As a result of the reclassification, D&P assets were increased by $9.9 million (net), capital lease obligations increased $8.9 million, and the cumulative impact of interest and depreciation expense of $1.0 million related to the assets was offset to equity at January 1, 2010.

At December 31, 2010, D&P assets were increased by $2.1 million (net), capital lease obligations increased $2.2 million, and the cumulative impact of interest and depreciation expense of $1.6 million and $0.6 million, respectively, was recorded through net earnings.

(ix)	Share based payments

Under Previous GAAP, share based payments were recognized as an expense on a straight-line basis through the date of full vesting. Under IFRS, the expense is required to be recognized over the individual vesting periods for graded vesting awards and based on estimated forfeiture rates. At January 1, 2010, this change in valuation resulted in a $0.9 million increase in “Other reserves”, and was offset directly to equity.

For the year ended December 31, 2010, an increase in share based compensation expense of $0.4 million resulted from the revised valuation methodology.

(x)	Depletion

Upon transition to IFRS, the Corporation adopted a policy of depleting its oil and natural gas assets on a unit of production basis over proved plus probable reserves, by depletable component. The depletion policy under Previous GAAP was a unit of production over proved reserves in a single pool. There was no impact on adoption of IFRS at January 1, 2010, as provided by the IFRS 1 deemed cost allocation election.

For the year ended December 31, 2010, a decrease in depletion of $52.8 million resulted from the reduction of the Corporation’s oil and natural gas asset base and the revised depletion methodology. Ceiling test impairments recognized under Previous GAAP were previously disclosed in depletion and depreciation.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 29

FORTHCOMING CHANGES IN ACCOUNTING STANDARDS

All accounting standards effective for periods on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new IFRS pronouncements have been issued or are outstanding for 2011, and may have an impact on the Corporation in the future as discussed below.

As of January 1, 2015 , the Corporation will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of the standard remain in development and the full impact of the standard on the Corporation’s Consolidated Financial Statements will not be known until the project is complete.

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•	IFRS 10, “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

•	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

•	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

•	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation is currently assessing the impact of the new standards, but does not anticipate that the adoption of these standards will have a significant impact on the consolidated financial statements.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 30

X.	QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Corporation for the eight most recent quarters.

	2011[1]				2010[1]
$millions, except where noted	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$32.7	$39.0	$34.7	$35.6	$39.8	$36.7	$48.9	$60.8
Cash flow	$12.4	$15.3	$7.1	$7.6	$14.9	$0.8	$10.1	$20.9
Per share - basic	$0.49	$1.76	$5.42	$5.79	$7.59	$0.64	$7.64	$15.85
- diluted	$0.49	$1.28	$2.24	$3.85	$5.47	$0.64	$7.64	$15.85
Net earnings (loss)	$(6.8)	$28.3	$(7.7)	$3.5	$(440.0)	$(33.0)	$(90.0)	$25.5
Per share - basic	$(0.26)	$3.26	$(5.82)	$2.63	$(333.84)	$(25.08)	$(68.29)	$19.31
- diluted	$(0.26)	$2.43	$(5.82)	$1.75	$(333.84)	$(25.08)	$(68.29)	$19.31
Operating earnings (loss)	$(2.2)	$(2.0)	$(5.7)	$6.5	$(31.6)	$(16.3)	$(16.4)	$2.8
Production
Natural gas (mmcf/d)	63.6	67.1	64.8	72.3	74.6	80.9	100.1	95.4
Liquids (bbls/d)	2,126.0	2,239.6	1,946.7	2,454.9	2,411.0	2,452.5	3,066.3	3,246.1
Total (boe/d)	12,725.3	13,428.8	12,747.8	14,506.6	14,851.9	15,930.5	19,481.1	19,410.7
Average price
Natural gas ($/mcf)	$3.53	$4.01	$4.10	$4.01	$3.87	$3.84	$4.15	$5.67
Liquids ($/bbl)	$88.31	$78.10	$88.39	$69.11	$69.30	$59.39	$66.00	$67.59
Total ($/boe)	$32.40	$33.06	$34.35	$31.68	$30.70	$28.61	$31.41	$39.62

(1)	Prior periods have been revised to conform to current period presentation

(2)	Total shares outstanding changed from 263.6 million to 26.4 million on August 10, 2011 in accordance with the Recapitalization

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Corporation’s control such as seasonality and exchange rates. Continued depressed commodity prices and lower production volumes due to asset sales and natural declines contributed to decreased revenues throughout 2010 and 2011. Despite this, cash flow has increased due to Management’s focus on continued cost reductions and improvement to capital efficiencies. Seasonality of winter operating conditions results in production increases that are typically higher in the third and fourth quarters.

Net earnings (loss) for each of the last three quarters in 2010 include impairment adjustments for petroleum and natural gas assets following the transition to IFRS, the most significant of which occurred in the fourth quarter. During the third quarter of 2011, net earnings were increased following a gain on extinguishment of the Senior Term Notes.

Cash flow and operating earnings (loss) are affected by realized commodity prices, changes in the US dollar against the Canadian dollar, and realized hedging.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 31

X.	SELECTED ANNUAL INFORMATION

	2011	2010

Total revenue	$141,996	$186,250
Net earnings (loss)	$17,279	$(537,625)
Per share - basic	$1.80	$(407.91)
- diluted	$1.47	$(407.91)
Total assets[1]	$673,308	$864,920
Total financial liabilities[2]	$351,473	$677,722

(1)	Prior periods have been revised to conform with current period presentation

(2)	Includes Senior Term Notes and Credit Facility

Total revenue was 24% lower than in 2010 due to lower commodity prices in 2011 and an overall reduction in production volumes from the sale of non-core asset during the first quarter of 2011. The 2011 net loss includes a $1.6 million impairment relating to development and production assets.

XI.	TRADING AND SHARE STATISTICS

As at March 7, 2012, there are 26,358,528 common shares, 571,600 options, and 3,690,982 share purchase warrants outstanding.

	2011		2010		2009
	TSX ($Cdn)	NYSE[1] ($US)	TSX ($Cdn)	NYSE ($US)	TSX ($Cdn)	NYSE ($US)
Average daily trading volumes	15.3	-	776.0	1,704.7	1,187.8	86.2
Share price ($/share)
High	94.00	-	406.00	350.00	2,640.00	2,588.00
Low	3.90	-	112.00	88.00	176.00	136.00
Close	4.37	-	188.00	184.00	186.00	160.00
Market capitalization at December 31	$Cdn158.9		$Cdn247.8		$Cdn117.0
Shares outstanding	26,359		1,318		629

(1)	Effective Friday, June 25, 2010, Compton’s common shares discontinued trading on the NYSE

(2)	Effective August 10, 2011, the Corporation completed a 200:1 consolidation of its common shares. The share consolidation was affected prior to the issuance of common shares and cashless warrants under the Recapitalization

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 32

XII.	ADVISORIES

NON-GAAP FINANCIAL MEASURES

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, funds flow per share, adjusted EBITDA, field netback, cash flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning as prescribed by IFRS nor Previous GAAP and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Corporation’s liquidity and its ability to generate funds to finance its operations.

Use of BOE Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent (“boe”) basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. Compton uses the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boe's do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, “forward-looking statements”) under the meaning of applicable securities laws, including Canadian Securities Administrators’ National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995 and the United State Securities and Exchange Act of 1934, as amended.

Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to be correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to “reserves” and “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 33

The forward-looking statements contained herein are made as of the date of this document solely for the purpose of generally disclosing Compton’s views of its prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions its readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Management’s Discussion and Analysis Compton Petroleum – December 31, 2011	Page 34